Exhibit 12
CONOCOPHILLIPS AND CONSOLIDATED SUBSIDIARIES
TOTAL ENTERPRISE
Computation of Ratio of Earnings to Fixed Charges

	Millions of Dollars
	Nine Months Ended
	September 30
	2011	2010
Earnings Available for Fixed Charges
Income from continuing operations before income taxes and noncontrolling interests that have not incurred fixed charges	$17,124	6,804
Distributions less than equity in earnings of affiliates	(1,393)	(1,818)
Fixed charges, excluding capitalized interest*	991	1,220

	$16,722	6,206

Fixed Charges
Interest and debt expense, excluding capitalized interest	$744	914
Capitalized interest	352	378
Interest portion of rental expense	139	155

	$1,235	1,447

Ratio of Earnings to Fixed Charges	13.5	4.3

*Includes amortization of capitalized interest totaling approximately $107 million in 2011 and $155 million in 2010.